Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Limited Reports Financial Results for the quarter and six-month period ended June 30, 2021

Glyfada, Greece, September 27, 2021, Globus Maritime Limited (“Globus”, the “Company”, “we”, or “our”) (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated operating and financial results for the quarter and six-month period ended June 30, 2021.

Financial Highlights

  In H1 2021, Total revenues increased by about 161% compared to H1 2020.
  The Adjusted EBITDA for H1 2021 increased by about 6.8 million compared to H1 2020.
  The Total comprehensive loss for H1 2021 decreased by about 94% compared to H1 2020.
  As of June 30, 2021, and December 31, 2020, our cash and bank balances and bank deposits (including restricted cash) were $78.5 and $21.1 million, respectively, an increase of 272%.
  As of June 30, 2021, the total outstanding borrowings under our Loan agreements decreased to $34.25 million compared to $37 million as of December 31, 2020, gross of unamortized debt discount, a decrease of about 7%.

	Three months ended June 30,		Six months ended June 30,
(Expressed in thousands of U.S dollars except for daily rates and per share data)	2021	2020	2021	2020
Total revenues	6,829	2,299	11,996	4,589
Total comprehensive loss	(23)	(4,197)	(789)	(13,199)
Adjusted EBITDA (1)	3,055	(783)	4,361	(2,447)
Basic loss per share (2)	-	(38.66)	(0.09)	(158.35)
Daily Time charter equivalent rate (“TCE”) (3)	11,781	3,778	10,859	3,016
Average operating expenses per vessel per day	5,256	4,353	5,471	4,437
Average number of vessels	6.2	5.0	6.1	5.0

(1)	Adjusted EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of Adjusted EBITDA to total comprehensive loss and net cash used in operating activities, which are the most directly comparable financial measures calculated and presented in accordance with the GAAP measures.
(2)	The weighted average number of shares for the six-month period ended June 30, 2021 was 9,001,704 compared to 83,354 shares for the six-month period ended June 30, 2020. The weighted average number of shares for the three-month period ended June 30, 2021 was 10,774,058 compared to 108,577 shares for the three-month period ended June 30, 2020.
(3)	Daily Time charter equivalent rate (“TCE”) is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of Daily TCE to Voyage revenues.

Current Fleet Profile

As of the date of this press release, Globus’ subsidiaries own and operate seven dry bulk carriers, consisting of four Supramax, one Panamax and two Kamsarmax.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	Flag
Moon Globe	2005	Hudong-Zhonghua	Panamax	June 2011	74,432	Marshall Is.
Sun Globe	2007	Tsuneishi Cebu	Supramax	Sept 2011	58,790	Malta
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Sky Globe	2009	Taizhou Kouan	Supramax	May 2010	56,855	Marshall Is.
Star Globe	2010	Taizhou Kouan	Supramax	May 2010	56,867	Marshall Is.
Galaxy Globe	2015	Hudong-Zhonghua	Kamsarmax	October 2020	81,167	Marshall Is.
Diamond Globe	2018	Jiangsu New Yangzi Shipbuilding Co.	Kamsarmax	June 2021	82,027	Marshall Is.
Power Globe	2011	Universal Shipbuilding Corporation	Kamsarmax		80,655	Marshall Is.
Weighted Average Age: 10.4 Years as of September 27, 2021					544,420

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr

1

Current Fleet Deployment

All our vessels are currently operating on short-term time charters (“on spot”).

Management Commentary

“During the second quarter we have seen the market gaining momentum. We are pleased to see increased rates across all sectors, the factors being demand as well as supply driven. On the demand side, we see a healthy demand of commodities both on the major as well as the minor bulks. There is significant congestion in ports all around the globe mainly due to covid-19 related delays and complications. The combined effect of a healthy demand and a limit on the supply of ships helps the market and elevates rates. Since we expect the market to remain strong for the medium term and as our fleet comes out from legacy charters, we will be able to take advantage of the strong rates by positioning it accordingly.

During the second Quarter we continued to improve our balance sheet and build up our fleet. We have managed to refinance and reduce our bank debt at much lower levels compared to our previous loan agreements with the effects to be visible in the following quarters and years. We feel that the new refinancing and new relationship with a respectable financial institution provides the Company with a good base for the future.

In early June we have taken delivery of m/v Diamond Globe further expanding and modernizing our fleet. As previously communicated the vessel assumed a charter cover until about the end of the year. Additionally, we have recently announced the delivery of our new vessel m/v Power Globe joining our fleet which immediately performed a short trip at about $31,000 gross per day before proceeding to drydocking for her scheduled maintenance. We will examine the market and hopefully find lucrative business for the vessel when the scheduled maintenance is completed.

Furthermore, last week we entered into an agreement to acquire a 2015 Japanese Kamsarmax for $28,4 million and expect to take delivery of the vessel during the 4th Quarter of 2021. We will examine the charter and market condition closer to the delivery date and do our best to secure the highest rate possible at that time. The addition of this new vessel will expand our fleet and its carrying capacity further and align well with our renewal and expansion strategy. We consider this to be a good addition to the fleet which will further strengthen the position of the company in the market as well as help us build new relationships with customers.

Covid-19 is affecting most parts of our operations, we see delays related to the pandemic on most aspects that relate to technical as well as commercial matters. There are delays on schedules of loading, discharging, crew exchanges and spare part procurement as well as repairs, the delays are also accompanied with increased costs of such operations. We are trying our best as a company to mitigate any effects and delays always keeping in mind international and local regulations as well as our vessels and crew safety and wellbeing. We are focused in helping and supporting our seafarers during these trying times; we want them to be healthy, happy and demonstrate high morale on board and will continue doing whatever is necessary for their safety and good physical and mental health.

Finally, we believe that the company has a strong balance sheet, and the growing fleet will help us to fully take advantage of the strong market. We are keeping our focus on future environmental regulations and continue to modernize and build up our fleet on that basis. We are confident that with a bigger and modernized fleet will be able to take advantage of the strong market and by extent build long term value for our shareholders.”

2

Management Discussion and Analysis of the Results of Operations

Recent Developments

Issuance of the Series B preferred shares

On March 2, 2021, we issued an additional 10,000 of our Series B Preferred Shares to Goldenmare Limited in return for $130,000. The $130,000 was paid by reducing, on a dollar-for-dollar basis, the amount payable as compensation by the Company to Goldenmare Limited pursuant to a consultancy agreement.

The issuance of the Series B preferred shares to Goldenmare Limited was approved by an independent committee of the Board of Directors of the Company, which received a fairness opinion from an independent financial advisor.

Each Series B preferred share entitles the holder thereof to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Company, provided however, that no holder of Series B preferred shares may exercise voting rights pursuant to Series B preferred shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series B preferred shares, common shares or otherwise) to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders of the Company. To the fullest extent permitted by law, the holders of Series B preferred shares shall have no special voting or consent rights and shall vote together as one class with the holders of the common shares on all matters put before the shareholders. The Series B preferred shares are not convertible into common shares or any other security. They are not redeemable and have no dividend rights. Upon any liquidation, dissolution or winding up of the Company, the Series B preferred shares are entitled to receive a payment with priority over the common shareholders equal to the par value of $0.001 per share. The Series B preferred shareholder has no other rights to distributions upon any liquidation, dissolution or winding up of the Company. All issued and outstanding Series B preferred shares must be held of record by one holder, and the Series B preferred shares shall not be transferred without the prior approval of our Board of Directors. Finally, in the event the Company (i) declares any dividend on its common shares, payable in common shares, (ii) subdivides the outstanding common shares or (iii) combines the outstanding common shares into a smaller number of shares, there shall be a proportional adjustment to the number of outstanding Series B preferred shares.

As of June 30, 2021, Goldenmare Limited owned 10,300 of the Company’s Series B preferred shares.

Public Offerings

On January 13, 2021, the remaining pre-funded warrants from the December 2020 Pre-Funded Warrants were exercised and 130,000 common shares, par value $0.004 per share were issued.

On January 27, 2021, the Company entered into a securities purchase agreement with certain unaffiliated institutional investors to issue (a) 2,155,000 common shares, par value $0.004 per share, (b) pre-funded warrants to purchase 445,000 common shares, par value $0.004 per share and (c) warrants (the “January 2021 Warrants”) to purchase 1,950,000 common shares, par value $0.004 per share, at an exercise price of $6.25 per share. Total proceeds, net of commission retained by the placement agent, amounted to $15,108,050, before issuance expenses of approximately $122,000. The pre-funded warrants were all exercised subsequently and the total proceeds amounted to $4,450. No January 2021 Warrants have been exercised as of the date hereof.

The January 2021 Warrants are exercisable for a period of five and one-half years commencing on the date of issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the warrants under the Securities Act is not effective, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If the Company does not issue the shares in a timely fashion, the warrant contains certain liquidated damages provisions.

On February 12, 2021, the Company entered into a securities purchase agreement with certain unaffiliated institutional investors to issue (a) 3,850,000 common shares par value $0.004 per share, (b) pre-funded warrants to purchase 950,000 common shares, par value $0.004 par value, and (c) warrants (the “February 2021 Warrants”) to purchase 4,800,000 common shares, par value $0.004 per share, at an exercise price of $6.25 per share. Total proceeds, net of commission retained by the placement agent, amounted to $27,890,500 before issuance expenses of approximately $150,000. The pre-funded warrants were all exercised subsequently and the total proceeds amounted to $9,500. No February 2021 Warrants have been exercised as of the date hereof.

The February 2021 Warrants are exercisable for a period of five and one-half years commencing on the date of issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the warrants under the Securities Act is not effective, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If the Company does not issue the shares in a timely fashion, the warrant contains certain liquidated damages provisions.

3

On June 25, 2021, the Company entered into a securities purchase agreement with certain unaffiliated institutional investors to issue (a) 8,900,000 common shares par value $0.004 per share, (b) pre-funded warrants to purchase 1,100,000 common shares, par value $0.004 par value, and (c) warrants (the “June 2021 Warrants”) to purchase 10,000,000 common shares, par value $0.004 per share, at an exercise price of $5.00 per share. Total proceeds amounted to $46,580,875 before issuance expenses of approximately $129,000. As of June 30, 2021 550,000 pre-funded warrants were exercised and the total proceeds amounted to $5,500. The remaining 550,000 pre-funded warrants were exercised subsequently. No June 2021 Warrants have been exercised as of the date hereof.

The June 2021 Warrants are exercisable for a period of five and one-half years commencing on the date of issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the warrants under the Securities Act is not effective, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If the Company does not issue the shares in a timely fashion, the warrant contains certain liquidated damages provisions.

Acquisition of new vessel

On June 9, 2021, the Company took delivery of the m/v “Diamond Globe”, a 2018-built Kamsarmax dry bulk carrier, through its subsidiary, Argo Maritime Limited, for a purchase price of $27 million financed with available cash. The m/v “Diamond Globe” was built at Jiangsu New Yangzi Shipbuilding Co., Ltd and has a carrying capacity of 82,027 dwt.

On July 20, 2021, the Company took delivery of the m/v “Power Globe”, a 2011-built Kamsarmax dry bulk carrier, through its subsidiary, Talisman Maritime Limited, for a purchase price of $16.2 million financed with available cash. The m/v “Power Globe” was built at Universal Shipbuilding Corporation in Japan and has a carrying capacity of 80,655 dwt.

On September 22, 2021, the Company entered into a memorandum of agreement with an unrelated third party, for the acquisition of the m/v “Peak Liberty”, a 2015-built Kamsarmax dry bulk carrier, for a purchase price of $28.4 million. The m/v “Peak Liberty” was built at Tsuneishi Zosen in Japan and has a carrying capacity of 81,837 dwt. The agreement is subject to customary closing conditions. Delivery of the vessel is expected during the 4th quarter of 2021.

Debt financing

In March 2021, the Company prepaid $6.0 million of the Entrust loan facility, which represented all amounts that would otherwise come due during calendar year 2021. As a result, after this pre-payment we had an aggregate debt outstanding of $31 million, gross of unamortized debt costs, from the Entrust Loan Facility.

On May 10, 2021, the Company reached an agreement with CiT Bank N.A. for a loan facility of $34.25 million bearing interest at LIBOR plus a margin of 3.75% per annum. This loan facility is referred to as the CiT loan facility. The proceeds of this financing were used to repay the outstanding balance of EnTrust Loan Facility.

Impact of COVID-19 on the Company’s Business

The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization in 2020 had caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

The measures taken by governments worldwide in response to the outbreak, which included numerous factory closures, self-quarantining, and restrictions on travel, as well as potential labour shortages resulting from the outbreak, had slowed down production of goods worldwide and decreased the amount of goods exported and imported worldwide. Some experts fear that the economic consequences of the coronavirus could cause a recession that outlives the pandemic.

Besides reducing demand for cargo, coronavirus may functionally limit the amount of cargo that the Company and its competitors are able to move because countries worldwide have imposed quarantine checks on arriving vessels, which have caused delays in loading and delivery of cargoes. It is possible that charterers may try to invoke force majeure clauses as a result.

4

Crewing and Crew management operations.

Due to Covid-19 there are restrictions on travelling on many jurisdictions. We may face problems in the embarkation and disembarkation our crew members. Many airports around the world as well as many countries impose heavy travel restrictions such as quarantine periods for incoming and outgoing travelers. By extent it is increasingly hard, if not restrictive, for our crews to be relieved by new crew members. We continue to monitor the situation with respect and utmost care for our seafarers, always communicating with the relevant authorities in order to assist them as much as we can in these unprecedented times.

Disruption in operations in case crew members get infected.

In case one of our crew members is found to be infected by Covid-19 this may lead to delays in cargo operations. It may also need to a detention and quarantine of the ship for an unspecified amount of time. Relevant authorities may require us to perform disinfection and fumigation operations if a crew member gets infected by Covid-19. Crew members may be quarantined if a member is found to be infected. The above may lead to increased costs and lower utilization of our fleet.

Dry docking and Repairs.

Repair yards and dry docks in the far east, usually selected for the scheduled maintenance of our vessels, may be affected by the closures and travel restrictions in their countries. Shipyard staff and third-party experts as well as spare parts may be harder to procure and provide making the maintenance process potentially lengthier, costlier or unfeasible. Spare parts and supplies may be harder to produce and deliver to a shipyard where they would be utilized for a scheduled maintenance. In addition to the above, and always relating to Covid-19 travel restrictions, it will be difficult for our in-house technical teams to travel to the shipyards in order to monitor the maintenance process, so the maintenance may have to be postponed or 3rd party monitoring technical crews will be hired. Finally, classification society surveyor attendance may be restricted thus not only affecting the time spent within a repair facility but also causing scheduled survey work to be postponed as far as this is permissible.

Effect on the following technical department activities yet not limited to:

1.	Logistics and supply of spares and expert services may incur increased costs and disruption in Planned Maintenance and consequently lead to increased failures / incidents.
2.	Office Personnel attendance is disrupted or impossible, which can have as a result inadequate supervision and lead to increased incidents in third party inspection and reduced maintenance quality.
3.	Long-Term planned maintenance (dry docking) unsupervised by company personnel, that can result to lower quality and increased costs.
4.	Delays in class surveys, which can lead to postponements.

The above ultimately are translated to possible increased costs and reduced maintenance quality which in the long term shall spiral to cost increases again as the aftermath shall have to be dealt with. However, there are presently insufficient statistics to reach to prediction model as regards to the actual increase in costs due to the above disruptions.

The Company has evaluated the impact of current economic situation on the recoverability of the carrying amount of its vessels. During the first half of 2020, the Company concluded that events and circumstances triggered the existence of potential impairment of its vessels. These indicators included volatility in the charter market as well as the potential impact the current marketplace may have on the future operations. As a result, the Company performed an impairment assessment of the Company’s vessels by comparing the discounted projected net operating cash flows for each vessel to its carrying values. For the first half of 2020, the Company concluded that the recoverable amounts of the vessels were lower than their carrying amounts and an impairment loss of $4.6 million was recorded (see also Note 5). For the first half of 2021 the Company re-evaluated the carrying amount of its vessels and concluded that no further impairment of its vessels should be recorded or previously recognized impairment should be reversed.

5

Results of Operations

Second quarter of the year 2021 compared to the second quarter of the year 2020

Total comprehensive loss for the second quarter of the year 2021 amounted to $23 thousand compared to total comprehensive loss of $4.2 million for the same period last year or $38.66 basic and diluted loss per share based on 108,577 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the decrease in total comprehensive loss during the second quarter of 2021 compared to the second quarter of 2020 (expressed in $000’s):

2nd Quarter of 2021 vs 2nd Quarter of 2020

Net loss for the 2nd quarter of 2020	(4,197)
Increase in Voyage revenues	4,530
Decrease in Voyage expenses	364
Increase in Vessels operating expenses	(1,003)
Increase in Depreciation	(238)
Increase in Depreciation of dry-docking costs	(257)
Increase in Total administrative expenses	(156)
Increase in Other income, net	102
Increase in Interest income	1
Increase in Interest expense and finance costs	(487)
Decrease in Loss on derivative financial instruments	1,309
Decrease in Foreign exchange losses	9
Net loss for the 2nd quarter of 2021	(23)

Voyage revenues

During the three-month period ended June 30, 2021, and 2020, our Voyage revenues reached $6.8 million and $2.3 million, respectively. The 197% decrease in Voyage revenues was mainly attributed to the decrease in the average time charter rates achieved by our vessels during the second quarter of 2021 compared to the same period in 2020. Daily Time Charter Equivalent rate (TCE) for the second quarter of 2021 was $11,781 per vessel per day against $3,778 per vessel per day during the same period in 2020 corresponding to an increase of 212%.

Voyage expenses

Voyage expenses reached $0.2 million during the second quarter of 2021 compared to $0.6 during the same period in 2020. Voyage expenses include commissions on revenues, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the second quarter of 2021 and 2020 are analyzed as follows:

In $000’s	2021	2020
Commissions	113	29
Bunkers expenses	8	545
Other voyage expenses	95	6
Total	216	580

This decrease is mainly attributed to the decreased ballasting days of the fleet during the three-month period ended June 30, 2021, compared to the same period in 2020.

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, increased by $1 million or 51% to $3 million during the three-month period ended June 30, 2021 compared to $2 million during the same period in 2020. The breakdown of our operating expenses for the quarters ended June 30, 2020 and 2019 was as follows:

	2021	2020
Crew expenses	55%	55%
Repairs and spares	19%	18%
Insurance	8%	9%
Stores	11%	9%
Lubricants	4%	6%
Other	3%	3%

Average daily operating expenses during the three-month periods ended June 30, 2021 and 2020 were $5,256 per vessel per day and $4,353 per vessel per day respectively, corresponding to an increase of 21%. The increased daily operating expenses during the second quarter of 2021 is mainly attributed to crew matters such as more frequent repatriations, rotations that come with increased travelling, testing and quarantine compliance costs, that could not be performed during the same period in 2020 as most countries were on lockdown due to COVID-19.

6

Depreciation

Depreciation charge during the second quarter of 2021 reached $0.8 million compared to $0.5 million during the same period in 2020. This is mainly attributed to the increase of the fleet from 5 vessels during the three-month period ended June 30, 2020 to 6.2 vessels for the same period in 2021.

Interest expense and finance costs

Interest expense and finance costs reached $1.6 million for the second quarter of 2021 compared to $1.1 million for the same period of 2020. Interest expense and finance costs for the second quarter of 2021 and 2020 are analyzed as follows:

In $000’s	2021	2020
Interest payable on long-term borrowings	493	1,002
Bank charges	20	7
Operating lease liability interest	9	11
Amortization of debt discount	394	71
Loss on Interest rate Swap	32	-
Other finance expenses	632	2
Total	1,580	1,093

The decrease in interest payable is mainly partly attributed to the decreased outstanding balance of the Company to Loan facilities and partly attributed to the decrease of the weighted interest rate, which is mainly attributed to the refinance of the EnTrust loan facility with CiT loan facility in May 2021. The EnTrust loan facility had a margin of 8.50% (plus Libor) whereas the CiT loan facility has a margin of 3.75% (plus Libor). Other finance expenses for the second quarter of 2021 include approximately $0.6 million that were the loan prepayment fee and expenses relating to the prepayment of EnTrust Loan Facility.

First half of the year 2021 compared to the first half of the year 2020.

Total comprehensive loss for the six-month period ended June 2021 amounted to $0.8 million or $0.09 basic and diluted loss per share based on 9,001,704 weighted average number of shares, compared to total comprehensive loss of $13.2 million for the same period last year or $158.35 basic and diluted loss per share based on 83,354 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the increase in total comprehensive loss during the six-month period ended June 30, 2021 compared to the six-month period ended June 30, 2020 (expressed in $000’s):

1st half of 2021 vs 1st half of 2020

Net loss and total comprehensive loss for 1st half of 2020	(13,199)
Increase in voyage revenues	7,407
Decrease in Voyage expenses	1,681
Increase in Vessels operating expenses	(2,022)
Increase in Depreciation	(316)
Increase in Depreciation of dry-docking costs	(259)
Increase in Total administrative expenses	(380)
Decrease in Impairment loss	4,615
Increase in Other income, net	122
Decrease in Interest income	(9)
Increase in Interest expense and finance costs	(268)
Decrease in Loss on derivative financial instruments	1,803
Decrease in Foreign exchange loss	36
Net loss and total comprehensive loss for 1st half of 2021	(789)

Voyage revenues

During the six-month period ended June 30, 2021 and 2020, our Voyage revenues reached $12 million and $4.6 million respectively. The 161% increase in Voyage revenues was mainly attributed to the increase in the average time charter rates achieved by our vessels during the six-month period ended June 30, 2021, compared to the same period in 2020. Furthermore, the Company operated a fleet of average 6.1 vessels during the 1st half of 2021 compared to 5 vessels for the same period in 2020. Daily Time Charter Equivalent rate (TCE) for the six-month period of 2021 was $10,859 per vessel per day against $3,016 per vessel per day during the same period in 2020 corresponding to an increase of 260%, which is attributed to the better conditions throughout the bulk market for the first half of 2021 compared with the low rates in the first half of 2020, which was mainly attributed to the outbreak of COVID-19 pandemic.

Voyage expenses

Voyage expenses reached $0.3 million during the six-month period ended June 30, 2021, compared to $2 million during the same period last year. Voyage expenses include commissions on revenues, port and other voyage expenses and bunker expenses.

7

Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the six-month period ended June 30, 2021 and 2020, are analyzed as follows:

In $000’s	2021	2020
Commissions	185	61
Bunkers expenses	-	1,825
Other voyage expenses	109	89
Total	294	1,975

This decrease is mainly attributed to the decreased ballasting days of the fleet during the six-month period ended June 30, 2021, compared to the same period in 2020.

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, reached $6.1 million during the six-month period ended June 30, 2021, compared to $4 million during the same period last year. This is partly attributed to the fact that the average number of vessels of the fleet of the Company has increased to 6.1 vessels during the first half of 2021 compared to 5 vessels for the same period in 2020. The breakdown of our operating expenses for the six-month period ended June 30, 2021 and 2020 was as follows:

	2021	2020
Crew expenses	54%	56%
Repairs and spares	22%	18%
Insurance	7%	8%
Stores	11%	10%
Lubricants	3%	5%
Other	3%	3%

Average daily operating expenses during the six-month periods ended June 30, 2021 and 2020 were $5,471 per vessel per day and $4,437 per vessel per day respectively, corresponding to an increase of 23%. The increased daily operating expenses during the first half of 2021 is mainly attributed to crew matters such as more frequent repatriations, rotations that come with increased travelling, testing and quarantine compliance costs, that could not be performed during the same period in 2020 as most countries were on lockdown due to COVID-19. Furthermore, during the period under consideration the Company had increased expenses for repairs and maintenance, compared to the six-month period ended June 30, 2020.

Depreciation

Depreciation charge during the six-month period ended June 30, 2021, reached $1.5 million compared to $1.2 million during the same period in 2020. This is mainly attributed to the increase of the fleet from 5 vessels during the six-month period ended June 30, 2020 to 6.1 vessels for the same period in 2021. Nonetheless, this increase has been counterbalanced due to the impairment loss of $4.6 million, recognized in the 1st quarter of 2020, which reduced the carrying amount of the fleet.

Total administrative expenses

Total administrative expenses increased to $1.4 million during the six-month period ended June 30, 2021, compared to $1 million in 2020. The increase is partly attributed to new personnel hirings, as a result of the fleet expansion from 5 vessels as of June 30, 2020, to 7 vessels as of June 30, 2021. As of July 20, 2021, the Company also took delivery of its 8th vessel, the m/v “Power Globe”.

Impairment loss

During the 1st half of 2020, the Company concluded that the recoverable amounts of its vessels were lower than their respective carrying amounts and recognized an impairment loss of $4.6 million. No impairment was recorded during the 1st half of 2021.

Interest expense and finance costs

Interest expense and finance costs reached $2.5 million during the six-month period ended June 30, 2021, compared to $2.2 million in 2020. Interest expense and finance costs for the six-month periods ended June 30, 2021 and 2020, are analyzed as follows:

In $000’s	2021	2020
Interest payable on long-term borrowings	1,303	2,061
Bank charges	42	12
Operating lease liability interest	19	23
Amortization of debt discount	471	141
Other finance expenses	643	5
Accrued loss on Interest rate Swap	32	-
Total	2,510	2,242

As of June 30, 2021, and 2020 we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreements of an aggregate of $34.25 and $37.8 million, respectively, gross of unamortized debt discount. The decrease in interest payable is partly attributed to the decreased outstanding balance of the Company’s Loan facilities and partly attributed to the decrease of the weighted interest rate from 10.1% during the six-month period ended June 30, 2020 to 7.6% for the same period in 2021, which is mainly attributed to the refinance of the EnTrust loan facility with CiT loan facility on May 2021. The EnTrust loan facility had a margin of 8.50% (plus Libor) whereas the CiT loan facility has a margin of 3.75% (plus Libor). Other finance expenses for the first half 2021 include approximately $0.6 million that were the loan prepayment fee and expenses relating to the prepayment of EnTrust loan facility.

8

Loss on derivative financial instruments

For the period ended June 30, 2020 the loss on the derivative financial instruments is mainly attributed to the valuation of the “Convertible Note” (as defined in note 11 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020). Further to the conversion clause included into the Convertible Note for the period ended June 30, 2020 a total amount of approximately $1.2 million, principal and accrued interest, was converted to share capital with the conversion price of $100 per share and a total number of 11,677 new shares issued in name of the holder of the Convertible Note. These conversions resulted to a loss of approximately $0.3 million recognized in the consolidated statement of comprehensive loss. Furthermore, with the repayment of the Convertible Note on June 25, 2020, we recognized a loss of $1.3 million in the consolidated statement of comprehensive loss.

Following the new loan facility with CiT bank the Company entered into an Interest Rate Swap agreement on May 10, 2021 and recognized a loss of $162 thousand in the consolidated statement of comprehensive loss. As of June 30, 2021 the Company recognized a gain of approximately $97 thousand according to the Interest Rate Swap valuation and is included in the consolidated statement of comprehensive loss.

Liquidity and capital resources

As of June 30, 2021 and December 31, 2020, our cash and bank balances and bank deposits (including restricted cash) were $78.5 and $21.1 million, respectively.

Net cash generated from operating activities for the three-month period ended June 30, 2021 was $1.6 million compared to net cash used in operating activities of $2 million during the respective period in 2020. The increase in our cash from operations was mainly attributed to the increase in our Voyage revenues from $2.3 million during the second quarter of 2020 to $6.8 million during the three-month period under consideration.

Net cash generated from operating activities for the six-month period ended June 30, 2021 was $2.1 million compared to net cash used in operating activities of $4 million during the respective period in 2020. The increase in our cash generated from operating activities was mainly attributed to the increase in our Voyage revenues from $4.6 million during the six-month period ended June 30, 2020 to $12 million during the six-month period under consideration.

Net cash used in investing activities for the three-month period ended June 30, 2021 was $24.4 million compared to net cash generated from investing activities of $1 thousand during the respective period in 2020. The increase in our cash used in investing activities was mainly attributed to the payment of the remaining balance for the purchase of m/v “Diamond Globe”, amounting to $24.4 million during the three-month period ended June 30, 2021.

Net cash used in investing activities for the six-month period ended June 30, 2021 was $28.7 million compared to net cash generated from investing activities of $12 thousand during the respective period in 2020. The increase in our cash used in investing activities was mainly attributed to the purchase of m/v “Diamond Globe”, amounting to $27 million and the advance for the acquisition of m/v “Power Globe”, amounting to $1.6 million during the six-month period ended June 30, 2021.

Net cash generated from financing activities during the three-month period ended June 30, 2021 and 2020 were as follows:

	Three months ended June 30,		Six months ended June 30,
In $000’s	2021	2020	2021	2020
Proceeds from issuance of share capital	46,581	24,207	89,580	24,207
Proceeds from issuance of warrants	5	194	20	194
Transaction costs on issue of new common shares	(129)	(532)	(401)	(532)
Proceeds from loans	34,250	-	34,250	-
Repayment of long-term debt	-	-	(1,493)	-
Prepayment of long-term debt	(31,030)	(2,240)	(35,507)	(2,240)
Restricted cash	(2,035)	(446)	(1,675)	(83)
Repayment of lease liability	-	-	(80)	-
Interest paid	(960)	(1,259)	(1,773)	(1,728)
Payment of financing costs	(545)	-	(545)	-
Net cash generated from financing activities	46,137	19,924	82,376	19,818

As of June 30, 2021 and 2020, we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreements of an aggregate of $34.25 million and $37.8 million, respectively, gross of unamortized debt discount.

9

Selected Consolidated Financial & Operating Data

	Three months ended		Six months ended
	June 30,			June 30,
	2021	2020	2021	2020
(in thousands of U.S. dollars, except per share data)	(unaudited)		(unaudited)
Consolidated statement of comprehensive loss data:
Voyage revenues	6,829	2,299	11,996	4,589
Total Revenues	6,829	2,299	11,996	4,589

Voyage expenses	(216)	(580)	(294)	(1,975)
Vessel operating expenses	(2,983)	(1,981)	(6,060)	(4,038)
Depreciation	(781)	(543)	(1,492)	(1,176)
Depreciation of dry-docking costs	(623)	(365)	(1,115)	(856)
Administrative expenses	(519)	(426)	(1,075)	(820)
Administrative expenses payable to related parties	(155)	(92)	(309)	(184)
Share-based payments	(10)	(10)	(20)	(20)
Impairment loss	-	-	-	(4,615)
Other income, net	109	7	123	1
Operating profit/(loss)	1,651	(1,691)	1,754	(9,094)
Interest income	2	1	3	12
Interest expense and finance costs	(1,580)	(1,093)	(2,510)	(2,242)
Loss on derivative financial instruments	(65)	(1,374)	(65)	(1,868)
Foreign exchange (losses) / gains, net	(31)	(40)	29	(7)
Total finance costs, net	(1,674)	(2,506)	(2,543)	(4,105)
Total comprehensive loss for the period	(23)	(4,197)	(789)	(13,199)

Basic & diluted loss per share for the period (1)	-	(38.66)	(0.09)	(158.35)
Adjusted EBITDA (2)	(3,055)	(783)	4,361	(2,447)

(1) Shares and per share data give effect to the 1-for-100 reverse stock split, that became effective on October 21, 2020. The weighted average number of shares for the six-month period ended June 30, 2021 was 9,001,704 compared to 83,354 shares for the six-month period ended June 30, 2020. The weighted average number of shares for the three-month period ended June 30, 2021 was 10,828,454 compared to 108,577 shares for the three-month period ended June 30, 2020.

(2) Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of dry-docking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•	Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and
•	Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

10

The following table sets forth a reconciliation of Adjusted EBITDA to total comprehensive loss and net cash used in operating activities for the periods presented:

	Three months ended		Six months ended
	June 30,			June 30,
(Expressed in thousands of U.S. dollars)	2021	2020	2021	2020
	(Unaudited)		(Unaudited)

Total comprehensive loss for the period	(23)	(4,197)	(789)	(13,199)
Interest and finance costs, net	1,580	1,093	2,510	2,242
Interest income	(2)	(1)	(3)	(12)
Loss on derivative financial instruments	65	1,374	65	1,868
Foreign exchange (gains) / losses, net	31	40	(29)	7
Depreciation	781	543	1,492	1,176
Depreciation of dry-docking costs	623	365	1,115	856
Impairment loss	-	-	-	4,615
Adjusted EBITDA	3,055	(783)	4,361	(2,447)
Share-based payments	10	10	20	20
Payment of deferred dry-docking costs	(1,494)	(493)	(2,225)	(493)
Net decrease/(increase) in operating assets	54	440	679	365
Net decrease in operating liabilities	54	(1,159)	(719)	(1,414)
Provision for staff retirement indemnities	(11)	2	(10)	3
Foreign exchange (losses) net, not attributed to cash & cash equivalents	(22)	(10)	(24)	(3)
Net cash generated from / (used in) operating activities	1,646	(1,993)	2,082	(3,969)

	Three months ended		Six months ended
	June 30,		June 30,
(Expressed in thousands of U.S. dollars)	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Statement of cash flow data:
Net cash generated from / (used in) operating activities	1,646	(1,993)	2,082	(3,969)
Net cash (used in) / generated from investing activities	(24,399)	1	(28,725)	12
Net cash generated from financing activities	46,137	19,924	82,376	19,818

	As of June 30,	As of December 31,
(Expressed in thousands of U.S. Dollars)	2021	2020
	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	88,152	62,350
Advance for vessel acquisition	1,631	-
Other non-current assets (including non-current restricted cash)	4,075	1,810
Total non-current assets	93,858	64,160
Cash and cash equivalents (including current restricted cash)	75,045	19,853
Other current assets	1,749	2,428
Total current assets	76,794	22,281
Total assets	170,652	86,441
Total equity	130,654	42,094
Total debt net of unamortized debt discount	33,727	36,552
Other liabilities	6,271	7,795
Total liabilities	39,998	44,347
Total equity and liabilities	170,652	86,441

11

Consolidated statement of changes in equity:

(Expressed in thousands of U.S. Dollars)	Issued share	Share	(Accumulated	Total
	Capital	Premium	Deficit)	Equity
As at December 31, 2020	12	195,102	(153,020)	42,094
Total comprehensive loss for the period	-	-	(789)	(789)
Issuance of common shares	60	89,520	-	89,580
Issuance of new common shares due to exercise of Warrants	8	12	-	20
Issuance of Class B preferred shares	-	130	-	130
Transaction costs on issue of new common shares	-	(401)	-	(401)
Share-based payments	-	20	-	20
As at June 30, 2021	80	284,383	(153,809)	130,654

Operational data

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020

Ownership days (1)	568	455	1,108	910
Available days (2)	561	455	1,078	867
Operating days (3)	530	448	1,042	856
Fleet utilization (4)	94.5%	98.5%	96.7%	98.8%
Average number of vessels (5)	6.2	5.0	6.1	5.0
Daily time charter equivalent (TCE) rate (6)	$11,781	$3,778	$10,859	$3,016
Daily operating expenses (7)	$5,256	$4,353	$5,471	$4,437

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues less net revenues from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period which is consistent with industry standards. TCE is a measure not in accordance with GAAP.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period.

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)

Voyage revenues	6,829	2,299	11,996	4,589
Less: Voyage expenses	216	580	294	1,975
Net revenues	6,613	1,719	11,702	2,614
Available days net of bareboat charter days	561	455	1,078	867
Daily TCE rate (1)	11,781	3,778	10,859	3,016

(1) Subject to rounding.

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of eight dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate eight vessels with a total carrying capacity of 544,420 Dwt and a weighted average age of 10.4 years as of September 27, 2021.

12

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited +30 210 960 8300

Athanasios Feidakis, CEO a.g.feidakis@globusmaritime.gr

Capital Link – New York +1 212 661 7566

Nicolas Bornozis globus@capitallink.com